IVY FUNDS DISTRIBUTOR, INC.

Statement of Operations

Year ended December 31, 2015

(In thousands)

Revenue:		
Underwriting and distribution fees	$	215,919
Revenue sharing		103,371
Total		319,290
Expenses:		
Underwriting and distribution		323,669
Share-based compensation		3,206
General and administrative		23,798
Depreciation		1,109
Total		351,782
Operating loss		(32,492)
Investment and other income		(108)
Loss before income tax benefit		(32,600)
Income tax benefit		9,718
Net loss	$	(22,882)

See accompanying notes to financial statements.